Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/17/17	OFFICIAL USE ONLY

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

SEC
Mail Processing
Section

MAR 20 2017

Washington DC
412

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: March 17, 2017   By: _____
                                         Barbara J. Comly
                                         EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 17th day of March, 2017.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

March 17, 2017

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: **Miami International Securities Exchange, LLC ("MIAX Options")**
Amendment No. 2017-02 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2017-02 to the Form 1 Application of MIAX Options, which includes the following changes:

Exhibit C – Updates to Miami International Holdings, Inc., Miami International
Technologies, LLC & MIAX PEARL, LLC
Exhibit F – Updated Membership Form
Exhibit J – Updated Directors and Committees
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A.   MIAMI INTERNATIONAL HOLDINGS, INC. [Updated]

1.   *Name:* Miami International Holdings, Inc.
     Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization:* Corporation.

3.   *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions:* Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc. [No change]

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President – Associate General Counsel
Joseph W. Ferraro III	Senior Vice President – Associate General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security

Name	Title
Amy Neiley	Vice President – Trading Operations and Listings
Tia Toms	Vice President – Administration
Richard Rudolph	Vice President and Senior Counsel
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc. [Updated]

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev

Name
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc. [No Change]

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc. [No Change]

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

B.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC [Updated]

1.   *Name:* Miami International Technologies, LLC
     Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4.   *Brief description of nature and extent of affiliation:* Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions:* MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6.   *A copy of the constitution:* Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8.   *A copy of existing by-laws or corresponding rules or instruments:* **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Technologies, LLC [No change]

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Randy Foster	Senior Vice President – Business Systems Development
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President and Associate General Counsel
Harish Jayabalan	Vice President – Technical Support and Product Specialist
Tia Toms	Vice President – Administration

Name	Title
James O'Neil	Vice President and Director of Physical Security and Safety
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC **[No change]**

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

C. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC [No Change]

1. *Name:* Miami International Futures Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

<u>*Officers of Miami International Futures Exchange, LLC*</u>

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

<u>*Directors of Miami International Futures Exchange, LLC*</u>

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

D. MIAX GLOBAL, LLC [No Change]

1. *Name:* MIAX Global, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer
Jeromee Johnson	Executive Vice President – Head of International Market Development

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E.   MIAX PEARL, LLC [Updated]

1. *Name*: MIAX PEARL, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates a fully electronic options trading platform.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Certificate of Formation dated February 11, 2016 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Amended and Restated Limited Liability Company Agreement dated December 5, 2016 and By-Laws dated December 5, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX PEARL, LLC [No Change]

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Associate General Counsel
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security

Name	Title
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of MIAX PEARL, LLC [Updated]

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Richard Herr
H. Dale Herring
Patrick Hickey
Lawrence E. Jaffe
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC [Updated]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1.   Application for membership, participation, or subscription to the entity.

2.   Application for approval as a person associated with a member, participant, or subscriber of the entity.

3.   Any other similar materials.

Response:

Exhibit F is hereby amended as set forth below.

1.   MIAX Options/MIAX PEARL Pre-Application Survey Form

2.   MIAX Options/MIAX PEARL Member Application

3.   MIAX Options/MIAX PEARL Amendment to Member Application

4.   MIAX Options Market Maker Member Guarantee

5.   MIAX Options/MIAX PEARL Clearing Member Give-Up Authorization and Guarantee **[Updated form attached]**

6.   MIAX Options/MIAX PEARL User Agreement

7.   MIAX Options Sponsored Access Agreement

8.   MIAX Options/MIAX PEARL Statutory Disqualification Notice

9.   MIAX Options Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant

10.   MIAX Options Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant

11.   MIAX Options/MIAX PEARL Exchange Data Agreement

12.   MIAX Options/MIAX PEARL Affiliated Companies List – Schedule A to Exchange Data Agreement

13.   MIAX Options/MIAX PEARL Data Feed Request Form – Schedule B to Exchange Data Agreement

14.   MIAX Options/MIAX PEARL Service Facilitator List – Schedule C to Exchange Data Agreement

15. MIAX Options/MIAX PEARL Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement

16. MIAX Options/MIAX PEARL Market Data Policies

17. MIAX Options/MIAX PEARL Service Bureau Agreement

18. MIAX Options/MIAX PEARL Extranet Connection Agreement

19. MIAX Options/MIAX PEARL Extranet Information Form – Schedule A

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

 

CLEARING MEMBER GIVE-UP AUTHORIZATION AND GUARANTEE

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
MIAX PEARL, LLC

_____   _____ / _____

Name of Clearing Member   M.P.I.D.   Clearing #

_____   MIAX Options: ☐   MIAX PEARL: ☐

Name of Exchange Member

In accordance with Miami International Securities Exchange, LLC ("MIAX Options") or MIAX PEARL, LLC ("MIAX PEARL") (either are referred to herein as the "Exchange", as applicable) Rule 209, the undersigned Clearing Member authorizes the above Exchange Member to give up Clearing Member's OCC# Acronym listed above on MIAX Options or MIAX PEARL and Clearing Member advises MIAX Options or MIAX PEARL that it guarantees and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to MIAX Options or MIAX PEARL by such Exchange Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on MIAX Options or MIAX PEARL even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Clearing Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

_____   _____

Name of Authorized Signatory of Clearing Member   Title

_____   _____

Signature of Authorized Signatory of Clearing Member   Date

_____   _____

Name of Authorized Signatory of Exchange Member   Title

_____   _____

Signature of Authorized Signatory of Exchange Member   Date

Updated March 2017

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.   Name.

2.   Title.

3.   Dates of commencement and termination of term of office or position.

4.   Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1.   **Officers of Miami International Securities Exchange, LLC** [No change]

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Associate General Counsel

Name	Title
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC   [Updated]**

The following persons are the directors and Board observers of the Exchange as of March 10, 2017:

DIRECTORS			
Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Joseph Sellitto	Industry/ERP	So long as qualified under Equity Rights Program	President & CEO – Global Execution Brokers, LP
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2018	Attorney
Robert P. Castrignano	Industry	Class II – 2018	Principal – Equities Division – Sandler O'Neill & Partners, L.P.

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
John DiBacco, Jr.	Industry	Class II – 2018	Global Head of Equities Trading – KCG
John A. Kinahan	Industry/Member Representative	Class II – 2018	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2018	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
William J. O'Brien IV	Non-Industry	Class II – 2018	Senior Vice President, Oil & Gas – O'Brien Energy Company, LLC
Michael P. Ameen	Non-Industry	Class III – 2019	Executive Vice President, Chief Operating Officer and Financial Officer – O'Brien Energy Company, LLC
Marianne Deane	Non-Industry/ Independent	Class III – 2019	Community Volunteer
Kurt M. Eckert	Industry/Member Representative	Class III – 2019	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2019	Board of Trustees – The Hun School of Princeton; President of the Maxwell Place Condominium Association
Paul Jiganti	Industry/Member Representative	Class III – 2019	Managing Director Options Business Development – IMC Financial Markets
Miguel Moratiel	Non-Industry	Class III – 2019	Manager – MDR Inversiones, S.L.

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2019	President and CEO – Mercer Regional Chamber of Commerce; President – Phoenix Ventures, LLC
Talal Jassim Al-Bahar	Industry	Class I – 2020	Chairman – IFA Hotels & Resorts; Vice Chairman – International Financial Advisors
Meaghan Dugan	Industry/Member Representative	Class I – 2020	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2020	Attorney
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2020	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2020	President – The Teekell Company, Inc.
OBSERVERS			
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Michael Harrington	Industry	So long as qualified under Equity Rights Program	Head of Client Relationships – Citadel, LLC

3. <u>**Committees of Miami International Securities Exchange, LLC**</u> **[Updated]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Michael P. Ameen	Non-Industry
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/ Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Kurt M. Eckert	Industry/Member Representative

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry
Marianne Deane	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent
J. Gray Teekell	Non-Industry/Independent

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Marianne Deane	Non-Industry/Independent
Meaghan Dugan	Industry/Member Representative
Kurt M. Eckert	Industry/Member Representative
John A. Kinahan	Industry/Member Representative
John E. McCormac	Non-Industry/Independent
William J. O'Brien IV	Non-Industry
J. Gray Teekell	Non-Industry/Independent

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of March 9, 2017, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 45   As of 09-Mar-17

ABN AMRO CLEARING CHICAGO LLC	Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 400	MIAX Membership Activities:
Chicago IL 60604 Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE
APEX CLEARING CORPORATION	Approval Date: 11/18/2015
350 N. St. Paul, Suite 1300	MIAX Membership Activities:
Dallas TX 75201 Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.	Approval Date: 12/7/2012
745 Seventh Avenue	MIAX Membership Activities:
New York NY 10019 Tele #: (212) 526-7000	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.	Approval Date: 10/10/2014
3 Times Square, 27th Floor	MIAX Membership Activities:
New York NY 10036 Tele #: (212) 885-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.	Approval Date: 4/21/2014
787 Seventh Avenue	MIAX Membership Activities:
New York NY 10019 Tele #: (212) 841-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	Approval Date: 12/7/2012
131 South Dearborn Street	MIAX Membership Activities:
Chicago IL 60603 Tele #: (312) 395-2100	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	Approval Date: 12/7/2012
11 Ewall Street	MIAX Membership Activities:
Mt. Pleasant SC 29464 Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC	Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl.	MIAX Membership Activities:
Chicago IL 60604 Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC	Approval Date: 12/1/2014
1633 Broadway, 48th Floor	MIAX Membership Activities:
New York NY 10019 Tele #: (212) 486-7500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	Approval Date: 12/7/2012
11 Madison Avenue, 3rd Floor	MIAX Membership Activities:
New York NY 10010 Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	Approval Date: 11/2/2015
101 Montgomery Street, Ste. 700	MIAX Membership Activities:
San Francisco CA 94104 Tele #: (415) 293-3956	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC	Approval Date: 12/7/2012
910 Van Buren Street, Ste. 400	MIAX Membership Activities:
Chicago IL 60607 Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	Approval Date: 1/25/2013
60 Wall Street	MIAX Membership Activities:
New York NY 10005 Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C.	Approval Date: 8/31/2015
540 West Madison, Ste. 2500	MIAX Membership Activities:
Chicago NY 60661 Tele #: (312) 542-3231	ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP	Approval Date:	12/7/2012
401 City Avenue, Ste. 200	**MIAX Membership Activities:**	
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	Approval Date:	12/7/2012
200 West Street	**MIAX Membership Activities:**	
New York NY 10282 Tele #: (212) 902-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
GOLDMAN, SACHS & CO.	Approval Date:	1/15/2013
200 West Street	**MIAX Membership Activities:**	
New York NY 10282 Tele #: (212) 902-1000	ALL MEMBERSHIPS	
GROUP ONE TRADING LP	Approval Date:	10/20/2014
440 South La Salle, Ste. 3232	**MIAX Membership Activities:**	
Chicago IL 60605 Tele #: (312) 347-8864	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW	
HILLTOP SECURITIES INC.	Approval Date:	2/8/2013
1201 Elm Street, Ste. 3500	**MIAX Membership Activities:**	
Dallas TX 75270 Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE	
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	Approval Date:	8/26/2014
233 South Wacker Drive, #4300	**MIAX Membership Activities:**	
Chicago IL 60606 Tele #: (312) 244-3300	ALL MARKET MAKER CLASSES	
INSTINET, LLC	Approval Date:	3/27/2013
309 West 49th Street	**MIAX Membership Activities:**	
New York NY 10019 Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
INTERACTIVE BROKERS LLC	Approval Date:	12/7/2012
One Pickwick Plaza, 2nd Fl.	**MIAX Membership Activities:**	
Greenwich CT 06830 Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
ITG DERIVATIVES LLC	Approval Date:	12/7/2012
601 S. LaSalle, Ste. 300	**MIAX Membership Activities:**	
Chicago IL 60605 Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
J.P. MORGAN SECURITIES LLC	Approval Date:	12/7/2012
383 Madison Avenue	**MIAX Membership Activities:**	
New York NY 10179 Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
JEFFERIES LLC	Approval Date:	9/15/2014
520 Madison Avenue	**MIAX Membership Activities:**	
New York NY 10022 Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
KCG AMERICAS LLC	Approval Date:	12/7/2012
300 Vesey Street	**MIAX Membership Activities:**	
New York NY 10282 Tele #: (201) 386-2891	ALL MEMBERSHIPS	
LIME BROKERAGE LLC	Approval Date:	12/7/2012
625 Broadway, 12th Floor	**MIAX Membership Activities:**	
New York NY 10012 Tele #: (212) 824-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	Approval Date:	12/7/2012
One Bryant Park, 6th Fl.	**MIAX Membership Activities:**	
New York NY 10036 Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE	
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	Approval Date:	12/7/2012
One Bryant Park	**MIAX Membership Activities:**	
New York NY 10036 Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MORGAN STANLEY & CO. LLC	Approval Date:	12/7/2012
1585 Broadway	**MIAX Membership Activities:**	
New York NY 10036 Tele #: (212) 761-4000	ALL MEMBERSHIPS	
OPTIVER US LLC	Approval Date:	1/27/2015
130 E. Randolph Street, Ste. 1300	**MIAX Membership Activities:**	
Chicago IL 60601 Tele #: (312) 821-9500	REGULAR MARKET MAKER	

Company	Address	Tele #	Approval Date / MIAX Membership Activities
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd., Ste. 500 Chicago IL 60604	(312) 444-8700	Approval Date: 7/22/2015 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
PERSHING LLC	1 Pershing Plaza, 10th Fl. Jersey City NJ 07399	(201) 413-2000	Approval Date: 3/12/2013 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP	Three Greenway Plaza Houston TX 77046	(713) 333-5440	Approval Date: 4/7/2015 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100 Chicago IL 60604	(312) 360-2440	Approval Date: 9/20/2013 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP	401 City Avenue, Ste. 201 Bala Cynwyd PA 19004	(610) 617-2600	Approval Date: 11/23/2016 **MIAX Membership Activities:** REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220 Bala Cynwyd PA 19004	(610) 617-2600	Approval Date: 12/7/2012 **MIAX Membership Activities:** PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200 Greenwich CT 06830	(203) 618-5800	Approval Date: 12/7/2012 **MIAX Membership Activities:** ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC	1285 Avenue of the Americas New York NY 10019	(203) 719-3000	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	250 Vesey Street, Ste. 2601 New York NY 10281	(646) 484-3000	Approval Date: 5/31/2013 **MIAX Membership Activities:** ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC	2800 Niagara Lane North Plymouth MN 55447	(952) 345-6611	Approval Date: 5/13/2015 **MIAX Membership Activities:** REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard, Suite 900 Los Angeles CA 90017	(213) 688-8090	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor Charlotte NC 28202	(704) 715-6133	Approval Date: 4/11/2014 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	(312) 884-4000	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	(312) 884-3490	Approval Date: 12/7/2012 **MIAX Membership Activities:** PRIMARY LEAD & LEAD MARKET MAKER